Exhibit 99.6


                         FIRST AMENDED ORIGINAL PETITION



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                                  NO. 98-33207


MICHAEL R. SILBERSTEIN                       ss.          IN THE DISTRICT COURT
                                             ss.
VS.                                          ss.        OF HARRIS COUNTY, TEXAS
                                             ss.
ERIN OIL EXPLORATION, INC. AND               ss.
NATIONAL EQUITIES HOLDINGS, INC.             ss.
D/B/A NEHI PETROLEUM                         ss.         133RD JUDICIAL DISTRICT


                   PLAINTIFF'S FIRST AMENDED ORIGINAL PETITION


TO THE HONORABLE JUDGE OF SAID COURT:


         COMES NOW Michael R. Silberstein (hereinafter referred to as "Silberstein"), Plaintiff in the above styled and numbered cause and files this First Amended Original Petition complaining of and against Erin Oil Exploration, Inc. (hereinafter referred to as "Erin") and National Equities Holdings, Inc. d/b/a Nehi Petroleum (hereinafter referred to as "Nehi"), jointly and severally, collectively referred to as Defendants and for cause of action respectfully shows the Court as follows:


                                   I. Parties

         1. Plaintiff, Michael R. Silberstein is an individual resident of Missouri City, Fort Bend County, Texas.

         2. Defendant Erin Oil Exploration, Inc. is a Texas corporation doing business in Houston, Harris County, Texas and may be served with citation and Plaintiff's Original Petition by serving its registered agent H. Dawson French, Two Energy Square, Suite 800, Dallas, Texas 75206.

         3. Defendant National Equities Holdings, Inc. d/b/a Nehi Petroleum is a Delaware corporation doing business in Houston, Harris County, Texas and may be served with citation and Plaintiff's First Amended Original Petition by serving its President, George Sutherland, its CEO Jack Chance, Bill Knollenberg, Chairman/CEO or any officer or representative designated to accept service on behalf of Nehi Petroleum located at 13700 Veterans Memorial, Suite 410, Houston, Texas 77014 or its corporate office 616 FM 1960 West, Suite 200, Houston, Texas 77090.


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                           II. Jurisdiction and Venue

         1. This Court has jurisdiction over the subject matter of this cause pursuant to common law.

         2. The amount in controversy is within the limits of this Court.

         3. Pursuant to general venue statutes, venue is proper in Harris County, Texas since the Defendant did business in Harris County, Texas. Further, the Defendants' conduct and breach of contract as set forth below occurred in Harris County, Texas. Pursuant to ss. 15.002 of the Tex.Civ.Prac.&Rem.Code, venue is proper in Harris County, since a substantial part of the events or omissions giving rise to the Plaintiff's claim occurred in Harris County, Texas.


                                   III. Agency

         1. Wherever in this petition is it is alleged that Erin and Nehi did any act or thing, it is meant that its predecessors, subsidiaries, officers, agents, servants, employees, partners and/or representative did such act or thing and at the time such act or thing was done, it was done with full authorization or ratification of Nehi and was done in the normal and routine course and scope of employment of Erin's and/or Nehi's predecessors, subsidiaries, officers, agents, servants, employees, partners and/or representatives.


                                  IV. Alter Ego

         1. At all times material hereto, the identity of Erin and Nehi are in substance one and the same. The corporations are the alter egos of the other. The corporations are run as a single enterprise. The corporations have been operating in an unfair manner and committed actual frauds upon Silberstein for the benefit of their shareholders, officers and directors. The corporations were used as an unfair device to achieve an inequitable result and prejudice those dealign with such corporations.

         2. These defendants have integrated their resources to achieve a common business purpose. This is demonstrated, inter alia, by one or more of the following: (i) employees; (ii) common or related officers and/or directors and/or shareholders; (iii) centralized accounting; (iv) payment of wages by one corporation to another corporation's employees; (v) services rendered by the employees of one corporation on behalf of another corporation; (vi) undocumented transfers of funds between corporations; and (vii) unclear allocation of profits and losses between corporations.


                                    V. Facts

         1. On or about December 19, 1995, Silberstein entered into a Subscription Agreement ("Agreement") with Erin, for one unit valued in the amount of Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars. Included in the units subscription was a percentage of working


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interest valued at 1.25 percent interest.

         2. Further, the addendum to the Subscription Agreement provided that Silberstein would receive two thousand four hundred eleven (2,411) shares of company stock ("stock") to be issued after Erin became public and further, that Silberstein would receive prior to Erin going public, a certificate acknowledging the two thousand four hundred eleven (2,411) shares of stock.

         3. Pursuant to Defendants' actions and representations prior to the entering of the Agreement and the terms of the Agreement, Plaintiff purchased the stock for payment in the amount of Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars.

         4. After Silberstein made all payments required under the Agreement, Erin failed to deliver the certificate for the stock or the stock.

         5. Thereafter, sometime between September 26, 1997 and September 29, 1997, either Erin sold to Nehi or Erin was succeeded by Nehi or Nehi succeeded Erin as a successor corporation, the details to which Plaintiff has no knowledge.

         6. On or about September 29, 1997, Nehi acknowledged in a letter to Silberstein that he would receive Nehi stock with a conversion rate of Two and No/100 ($2.00) Dollars per share.

         7. Pursuant to Nehi's acknowledgment to deliver and issue the two thousand four hundred eleven (2,411) shares of stock, Nehi failed to do so. Silberstein has never received the certificate for the stock or the stock. Thereafter, in or about June, 1998, Silberstein gave notice to Defendants of their misrepresentations, fraudulent inducements and breach of contract and demanded return of his money and payments.

         8. Although demand was made, Erin and Nehi have failed and refused and continue to fail and refuse to return Silberstein's money for payments under the Agreement and the issuance of the Defendant's stock for which he now sues.


                              VI. Causes of Action

A.       First Cause of Action - Breach of Contract - Recission
         ------------------------------------------------------

         1. Plaintiff incorporates by reference the fact allegations of paragraphs I, II, III, IV and V one (1) through eight (8) as hereinabove plead.

         2. Defendants have breached their agreements by failing to deliver the stock valued at Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars to the Plaintiff. Though Defendants became and are bound and obligated to deliver the stock or return such sums of money in the amount of Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars, and though requested to do so have failed and refused. Plaintiff is entitled to recission of the Agreement and for


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return of payment in the amount of Nine Thousand Six Hundred Forty Six and
No/100 ($9,646.00) Dollars. Plaintiff has made demand upon Defendants for payment of the amount of Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars owed more than thirty (30) days prior to the filing hereof. Defendants have failed and refused to pay said sums of money in the amount of Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars for which Plaintiff now sues.

B.       Second Cause of Action - Fraud
         ------------------------------

         1. Plaintiff incorporates by reference the fact allegations of paragraphs I, II, III, IV and V one (1) through eight (8) as hereinabove plead.

         2. Defendants induced Silberstein to enter into the Agreement. However, Defendants concealed facts and made representations which were false, misleading and deceptive. But for Defendants' misrepresentations, Silberstein would not have entered the Agreement and purchased the stock, and would not have continued payments under the Agreement, and/or would not have been involved with Defendants whatsoever. As a direct result of such unlawful conduct and said Defendants' conduct, Silberstein has been adversely affected and damaged.

         3. Defendants committed fraud against Silberstein by making false representations of fact to Silberstein. At the time the material representations were made, Defendants knew they were false or were made recklessly without any knowledge of its truth and as a positive assertion. The representations were made with the intent that they would deceive Silberstein and be acted upon by Silberstein and/or cause Silberstein not to take action. Defendants' actions and conduct was designed to deceive Silberstein to purchase the stock and to induce Silberstein to enter into the Agreement and understandings and as a proximate result Silberstein has been damaged.

         4. Defendants made and/or authorized untrue statements of material fact and omitted to stated material facts necessary to make statements made not misleading and engaged in such acts, practices and courses of business which would and did operate as a fraud and deceit upon Silberstein.

         5. Defendants' actions constitute fraud which has proximately caused damages to Silberstein.


                                   VI. Damages

         1. Plaintiff is entitled to damages from Defendants in a sum not less than Nine Thousand Six Hundred Forty Six and No/100 ($9,646.00) Dollars for which Plaintiff now sues.

         2. Silberstein brings this suit against Defendants for compensatory damages and mental anguish in the amount of Fifty Thousand and No/100 ($50,000.00) Dollars resulting from Defendants' fraud.

         3. Defendant Erin's individual conduct as described above was willful, intentional and/or


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constitutes gross negligence. As a result, Silberstein is entitled to recover exemplary damages from Erin to prevent such conduct by others in Erin's situation. Silberstein has suffered loss of time and other expenses incurred in the investigation and prosecution of this cause of action. Silberstein is entitled to recover from Erin punitive damages in an amount which exceeds the minimum jurisdictional limits of this court as to make Erin an example that it may be deterred in the future from such conduct and actions.

         4. Defendant Nehi's individual conduct as described above was willful, intentional and/or constitutes gross negligence. As a result, Silberstein is entitled to recover exemplary damages from Nehi to prevent such conduct by others in Nehi's situation. Silberstein has suffered loss of time and other expenses incurred in the investigation and prosecution of this cause of action. Silberstein is entitled to recover from Nehi punitive damages in an amount which exceeds the minimum jurisdictional limits of this court as to make Nehi an example that it may be deterred in the future from such conduct and actions.

         5. It was necessary for Plaintiff to secure the services of Steven Engelhardt, a duly licensed attorney. Such services were necessary and proper for the preservation and protection of Plaintiff's rights. Reasonable attorney's fees should be awarded and judgment rendered in favor of said attorney and against Defendants.


                                   VI. Prayer

         WHEREFORE, PREMISES CONSIDERED, Plaintiff prays that Defendants be cited to appear and answer herein and upon a final trial of this cause, Plaintiff have judgment of and against Defendants jointly and severally for the following relief:

         1. Recission of the Agreement;

         2. A money judgment in the amount of Fifty Thousand and No/100 ($50,000.00) Dollars for compensatory damages and mental anguish damages;

         3. A money judgment against Erin and Nehi for punitive and exemplary damages in an amount which exceeds the minimum jurisdictional limits of this court;

         4. Prejudgment interest as provided by law;

         5. Post judgment interest in the entire amount of Judgment until paid;

         6. Reasonable attorney's fees and costs of Court; and


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         7. For such other and further relief, both general and special, at law or in equity, to which Plaintiff may show himself justly entitled.


                                              Respectfully submitted,



                                              By: /s/ Steven Engelhardt
                                                  ------------------------------
                                                  STEVEN ENGELHARDT
                                                  State Bar No. 06624500
                                                  3555 Timmons Lane, Suite 1450
                                                  Houston, Texas 77027
                                                  (713) 626-1616
                                                  FAX (713) 626-1636

                                              ATTORNEY FOR PLAINTIFF
                                                  Michael R. Silberstein


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